Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2026

Table of Contents

Company Overview	4
2026 First Quarter Highlights	6
Management Business Overview and Outlook	8
Selected Quarterly Production Results	9
Mining Operations - Bolivar Mine Operating Results	13
Mining Operations - Porco Mine Operating Results	15
Mining Operations - Caballo Blanco Group Operating Results	17
Mining Operations - Zimapan Mine	19
Ore Processing Operations - San Lucas Group Operating Results	21
Other Properties	22
Qualified Person and Technical Disclosures	22
Overview of Financial Results	23
Three months ended March 31, 2026 and 2025	23
Summary of Quarterly Results	24
Liquidity, Capital Resources and Contractual Obligations	25
Liquidity	25
Off-balance Sheet Arrangements	27
Transactions with Related Parties	27
Subsequent Events	27
Material Accounting Estimates and Judgments	28
Accounting Policies Including Changes in Accounting Policies and Initial Adoption	28
Financial Instruments and Other Instruments	28
Outstanding Share Data	32
Internal Controls over Financial Reporting and Disclosure Controls and Procedures	32
Non-GAAP Measures	32
Mining Operations - Cash costs per silver ounce or zinc tonne sold	35
Mining Operations - Average realized price per silver ounce and zinc tonne sold	40
Realized mining margin for silver ounces and zinc tonnes sold	42
Realized ore processing margin for silver ounces and zinc tonnes sold	43
Adjusted EBITDA	46
Cautionary Note Regarding Forward-looking Information	47
Additional Information	48

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of results of operations and financial condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026 and the notes thereto of Santacruz Silver Mining Ltd. (“the Company” or “Santacruz”) which have been prepared in accordance with IFRS Accounting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts are expressed in thousands of US dollars unless otherwise indicated. Unless otherwise noted, references to “C$” are to thousands of Canadian dollars, references to “MXN” are to thousands of Mexican pesos and references to “BOB” are to thousands of Bolivian bolivianos.

Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Throughout this MD&A, the terms first quarter, second quarter, third quarter, fourth quarter and year to date are respectively used interchangeably with the terms Q1, Q2, Q3, Q4 and YTD.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities regulation and should be read in conjunction with the “Risk Factors” and “Cautionary Note Regarding Forward-looking Information” section in this MD&A

All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of May 14, 2026.

Company Overview

Santacruz was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (‘‘TSX-V’’) under the symbol “SCZ” and the Nasdaq Capital Market (“NASDAQ”) under the symbol “SCZM”.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also produces lead and copper. As at March 31, 2026, the Company had acquired ownership including mining concession rights to the following mineral properties:

Bolivia:

●	Sinchi Wayra (“Sinchi Wayra”), which consists of the following mineral properties and businesses located in Bolivia:

◌	the Caballo Blanco Group which includes the Tres Amigos and Colquechaquita mines (the “Caballo Blanco Group” or “Caballo Blanco”) and the Don Diego processing plant (the “Don Diego Processing Plant” or “Don Diego”), which processes production from the Caballo Blanco Group as well as toll milling from the San Lucas feed sourcing business;

◌	the San Lucas Group which includes the San Lucas feed sourcing and trading business and the Reserva mine (the “San Lucas Group” or “San Lucas”); and

◌	the Soracaya exploration project (the “Soracaya Project” or “Soracaya”).

●	Illapa (“Illapa”), with its operations held under a net operating cash flow interest agreement with Corporación Minera de Bolivia (“COMIBOL”) a Bolivian state-owned entity comprising:

◌	the Bolivar mine (the “Bolivar Mine” or “Bolivar”) and process plant complex; and

◌	the Porco mine (the “Porco Mine” or “Porco”) and process plant complex.

Mexico:

◌	The Zimapan mine (the “Zimapan Mine” or “Zimapan”) and processing plant located in Hidalgo, Mexico.

Management has assessed the nature of its interest in the Illapa business and determined it to be a joint operation. The Company records its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company is solely responsible for certain specific transactions made by the Illapa business, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to Note 22 of the condensed interim consolidated financial statements).

In this MD&A, The Company reports 100% of production and sales from the Bolivar and Porco operations. Under the Association Agreement, Illapa S.A. is the designated operator and holds exclusive, comprehensive responsibility for all technical, financial, labor, legal, and commercial aspects of the operations. The Agreement grants Illapa full control over the mining production chain, including the exclusive right to commercialize concentrates in both domestic and international markets and to manage all related commercial processes.

COMIBOL’s entitlement under the Agreement is not a direct share of production, but rather a 55% participation in net cash flow. Accordingly, management believes that reporting production on a 100% gross basis appropriately reflects the operational substance of the arrangement, while COMIBOL’s interest is more accurately represented as an economic participation in net cash flow rather than a direct operational interest in the underlying production.

Since the Company is the operator of the Bolivar and Porco mines, management evaluates the performance of each operation by reviewing production on a 100% basis. Since the information of 100% production results is used to make decisions about allocating resources and assessing performance, this MD&A is prepared under the same basis.

In this MD&A, operational information for Bolivar and Porco is presented at 100%. Readers of this MD&A are cautioned that although in the operating section of this MD&A the Company reports 100% of the production and sales information, the Company records 45% of the assets, liabilities, revenues and expenses in its consolidated financial statements. In contrast to the operational information, all financial information presented in this MD&A is reported showing 45% of the assets, liabilities, revenues and expenses which coincides with the information presented in the condensed interim consolidated financial statements.

Company Overview (continued)

Update to non-GAAP performance measures and silver/zinc equivalent ounces metrics

In Q1 2026 the Company updated its non-GAAP performances measures to provide management and readers with useful information to evaluate the performance of the Company. The following section provides a summary of the changes made:

Segregation of mining operations & ore processing: Operational and cost metrics are now presented as either Mining operations or Ore processing operations because the underlying business processes and profitability drivers each type of operation are fundamentally different. Our mining operations consist of Bolivar, Porco, Caballo Blanco and the Zimapan mines. Mining operations include the production metrics, revenues and costs from extracting ore from our mineral properties which is then processed and sold in concentrate form. Ore processing operations consist of the San Lucas feed sourcing business and includes the production metrics, revenue and costs from purchasing ore from third-party miners which is then processed and sold in concentrate form. Mining operations generate high margins because the input for the final product, metal concentrates, is from ore that is extracted from the Company’s mine properties that it owns. Ore processing generates significantly lower margins because the ore is purchased from third-party miners and the amount paid for the purchased ore is based upon the ore’s metal content and prevailing metal prices at the time of purchase.

Co-product costing methodology: The company will no longer focus on costs per silver equivalent ounces sold and will now provide costs per actual silver ounce and zinc tonne sold in the period using a co-product cost methodology which allocates costs between each metal. The company’s primary payable metals are silver and zinc, the revenue generated by each metal varies depending on prevailing metal prices but because each metal generates greater than 30% of the total revenues, the Company has concluded that reporting costs as co-products by silver ounce sold and zinc tonne sold is the most appropriate way to assess the performance of its operations. The total tonnes of ore milled in the period generates silver and zinc payable metals for sale, the ratio of payable silver and zinc produced from each tonne milled is used to allocate each period’s production costs between silver ounces sold and zinc tonnes sold, which will generate the following metrics: cash cost per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce and zinc tonne sold and will also provide an average realized price per silver ounce and zinc tonne sold.

By-product credits from secondary metal sales: The company’s operations are poly-metallic whereby each tonne of ore milled generates primarily payable ounces of silver and tonnes of zinc but also generates payable tonnes of lead and copper. The combined revenues of lead and copper are incidental to our primary metal production of silver and zinc because they generate less than 10% of total revenues. Lead and copper concentrate is produced primarily to obtain the silver contained within so the Company has adopted the practice of calculating the net cost of producing an ounce of silver, after deducting revenues gained from incidental by-product production of lead and copper.

Realized mining margin and realized ore processing margin: Management has created two new non-GAAP measures: the realized mining margin and realized ore processing margin. Management believes the margins are an effective way to evaluate the profitability of the Company’s operations. The margin is calculated by subtracting the all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold from the average realized price per silver ounce or zinc tonne sold.

Silver equivalent ounces and Zinc equivalent tonnes: Commencing Q1 2026, the Company has modified its production disclosure to include zinc equivalent tonnes produced and has updated the method of calculating silver equivalent ounces produced. The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful production metrics for evaluating its multi-metal production profile but they should be considered only supplemental to the actual production volumes of silver and zinc produced and sold. The company will continue to present the silver equivalent ounces produced and zinc equivalent ounces produced for the combined mining and ore processing operations, but will no longer report its costs per silver ounce to focus on the more relevant metrics of cost per payable silver ounce and cost per payable zinc tonne sold instead.

As there are no standardized methods of calculating non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Measures section in this MD&A for a detailed explanation of the metrics, the methodology used and a reconciliation of these measures to our revenues and operating expenses, as reported in our condensed interim consolidated financial statements which are prepared under IFRS. All of the changes made to the non-GAAP measures have been applied retrospectively to comparative periods.

2026 First Quarter Highlights

Operational Highlights	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Mining Operations & Ore Processing (1)
Tonnes milled	487,777	506,040	(4)%	487,777	471,773	3%
Silver ounces produced	1,341,499	1,343,607	0%	1,341,499	1,590,063	(16)%
Zinc tonnes produced	21,640	23,846	(9)%	21,640	20,719	4%
Lead tonnes produced	2,686	3,000	(10)%	2,686	2,718	(1)%
Copper tonnes produced	308	287	7%	308	279	10%
Supplemental context metrics
Silver equivalent produced (ounces) (1)	2,281,465	2,886,207	(21)%	2,281,465	3,682,011	(38)%
Zinc equivalent tonnes produced (tonnes) (1)	59,370	49,993	19%	59,370	41,407	43%

Mining Operations (1)
Tonnes milled	393,010	400,453	(2)%	393,010	385,078	2%
Silver ounces produced	1,000,094	977,007	2%	1,000,094	1,295,042	(23)%
Zinc tonnes produced	14,496	16,117	(10)%	14,496	14,704	(1)%
Lead tonnes produced	2,084	2,301	(9)%	2,084	2,237	(7)%
Copper tonnes produced	308	287	7%	308	279	10%

Silver ounces sold (payable ounces)(2)	871,752	836,045	4%	871,752	1,288,604	(32)%
Zinc tonnes sold (payable tonnes)(2)	12,402	14,210	(13)%	12,402	13,254	(6)%

Cash cost of production per tonne milled (3)	87.19	82.97	5%	87.19	66.82	30%

Cash cost per silver ounce sold ($/oz) (3)	20.45	25.30	(19)%	20.45	12.80	60%
Cash cost per zinc tonne sold ($/t) (3)	1,976	2,008	(2)%	1,976	1,598	24%

Average realized price per silver ounce sold ($/oz) (3)	63.30	49.93	27%	63.30	27.80	128%
All-in sustaining cost per silver ounce sold ($/oz) (3)	31.60	36.37	(13)%	31.60	17.91	76%
Realized mining margin per silver ounce sold (4)	31.70	13.56	134%	31.70	9.89	221%

Average realized price per zinc tonne sold ($/t) (3)	3,116	3,359	(7)%	3,116	2,787	12%
All-in sustaining cost per zinc tonne sold ($/t) (3)	2,729	2,655	3%	2,729	2,069	32%
Realized mining margin per zinc tonne sold (4)	387	704	(45)%	387	718	(46)%

Ore Processing (1)
Tonnes milled	94,767	105,587	(10)%	94,767	86,695	9%
Silver ounces produced	341,405	366,600	(7)%	341,405	295,021	16%
Zinc tonnes produced	7,144	7,729	(8)%	7,144	6,015	19%
Lead tonnes produced	602	699	(14)%	602	481	25%

Silver ounces sold (payable ounces)(2)	634,875	459,062	38%	634,875	287,373	121%
Zinc tonnes sold (payable tonnes)(2)	6,153	8,272	(26)%	6,153	3,863	59%

Realized ore processing margin per silver ounce sold (4)	0.65	(10.33)	(106)%)	0.65	1.02	(36)%
Realized ore processing margin per zinc tonne sold (4)	497	633	(22)%	497	1,650	(70)%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver equivalent ounces and zinc equivalent tonnes produced have been calculated using the period’s average metal prices quoted on the London Metal Exchange. The silver and zinc equivalent production is calculated by dividing each metal’s price by the price of Silver or Zinc to arrive at their equivalent. Refer to the section titled “Non-GAAP Measures” for further information.

(3) Silver ounces sold (payable) and zinc tonnes sold (payable) are lower than the volumes produced due to two effects: (i) timing — concentrates produced in a quarter may be shipped and invoiced in a subsequent period; and (ii) commercial terms — payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(4) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

2026 First Quarter Highlights (continued)

Financial Highlights	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Revenues	127,529	102,784	24%	127,529	70,314	81%
Gross profit	42,869	36,087	20%	42,869	27,859	54%
Net income (loss)	28,470	(4,550)	726%	28,470	9,451	201%
Net earnings (loss) per share - basic ($/share)(1)	0.31	(0.05)	720%	0.31	0.03	933%
Adjusted EBITDA (2)	42,568	30,789	38%	42,568	27,516	55%
Cash & cash equivalents	42,651	44,267	(4)%	42,651	32,527	31%
Working capital	75,901	63,688	19%	75,901	51,733	47%

Notes:

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

(2) The Company reports non-GAAP measures, which includes: Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in the MD&A.

Production Summary - By Segment

	Mining Operations(1)					Ore Processing(1)
	Bolivar (1)	Porco (1)	Caballo Blanco Group	Zimapan	2026-Q1 Total	San Lucas Group	2026-Q1 Total
Material Processed (tonnes milled)	65,044	45,297	58,999	223,670	393,010	94,767	487,777
Silver Ounces Produced	259,635	70,708	306,888	362,863	1,000,094	341,405	1,341,499
Zinc Tonnes Produced	3,656	2,833	3,967	4,040	14,496	7,144	21,640
Lead Tonnes Produced	198	114	767	1,005	2,084	602	2,686
Copper Tonnes Produced	N/A	N/A	N/A	308	308	N/A	308

Average head grades per mine:
Silver (g/t)	141	59	175	78	101	139	108
Zinc (%)	6.06	6.61	7.15	2.55	4.29	8.47	5.10
Lead (%)	0.43	0.34	1.54	0.62	0.69	1.00	0.75
Copper (%)	N/A	N/A	N/A	0.25	0.25	N/A	0.25
Metal recovery per mine:
Silver (%)	88	82	93	65	75	81	76
Zinc (%)	93	95	94	71	81	89	82
Lead (%)	70	74	84	73	74	63	72
Copper (%)	N/A	N/A	N/A	54	54	N/A	54

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

Management Business Overview and Outlook

2026 Bolivian Operating Priorities:

The Company’s Bolivian operations will remain focused on operational stability, cost discipline and plant performance in 2026. At Bolivar, management continues to advance the recovery of the areas affected by the localized flooding event encountered in 2025. Progress to date has been encouraging, and the affected areas are expected to recover gradually through 2026, with a return to full production anticipated during the year. At Porco, the Company’s smallest and predominantly zinc-oriented mining operation, the priority for 2026 will be to maintain operating stability and support revenue generation through continued focus on zinc production. At Caballo Blanco, the Company’s most efficient operation, management’s objective is to preserve, sustain and further deepen the operating efficiencies achieved to date. San Lucas will continue to play a strategic role in keeping plants utilized through third-party ore supply, supporting fixed-cost absorption, cost efficiency and meaningful margin contribution. Across the Bolivian platform, the Company’s strategy remains centered on optimizing mining costs, improving plant recoveries and maintaining the flexibility of its integrated operating base.

2026 Mexican Operating Priorities:

In Mexico, the Company’s principal operating focus in 2026 will be on improving metallurgical recoveries and concentrate quality at Zimapán. As the Company’s highest-volume operation, Zimapán has a direct impact on consolidated revenue and operating performance, making recoveries and concentrate quality key priorities. Capital has already been invested toward these objectives, and management expects those initiatives to continue supporting operating improvement through 2026. The Company will also maintain its focus on cost discipline, process optimization and the continued strengthening of operating integration across the broader portfolio in support of more consistent production and financial performance.

Selected Quarterly Production Results

	2026-Q1	2025-Q4	2025-Q3	2025-Q2	2025-Q1	Change Q1 vs Q4	Change ‘26-Q1 vs ‘25-Q1
Tonnes milled
Bolivar (1)	65,044	63,267	52,023	54,803	62,356	3%	4%
Porco (1)	45,297	51,416	49,161	49,152	47,501	(12)%	(5)%
Caballo Blanco Group	58,999	63,067	62,221	57,773	51,648	(6)%	14%
Zimapan	223,670	222,703	222,629	224,162	223,573	0%	0%
San Lucas Group	94,767	105,587	100,550	94,973	86,695	(10)%	9%
Total	487,777	506,040	486,585	480,863	471,773	(4)%	3%
Silver ounces produced
Bolivar (1)	259,635	202,193	132,146	304,468	421,039	28%	(38)%
Porco (1)	70,708	82,047	92,001	105,901	120,537	(14)%	(41)%
Caballo Blanco Group	306,888	289,446	294,524	294,786	313,266	6%	(2)%
Zimapan	362,863	403,321	396,385	398,293	440,199	(10)%	(18)%
San Lucas Group	341,405	366,600	326,873	319,634	295,021	(7)%	16%
Total	1,341,499	1,343,607	1,241,929	1,423,081	1,590,063	0%	(16)%

Zinc tonnes produced
Bolivar (1)	3,656	3,973	3,186	3,225	3,983	(8)%	(8)%
Porco (1)	2,833	2,727	2,488	2,786	2,674	4%	6%
Caballo Blanco Group	3,967	4,409	4,131	3,974	3,549	(10)%	12%
Zimapan	4,040	5,008	4,744	4,521	4,498	(19)%	(10)%
San Lucas Group	7,144	7,729	7,032	6,643	6,015	(8)%	19%
Total	21,640	23,846	21,581	21,148	20,719	(9)%	4%

Lead tonnes produced
Bolivar (1)	198	187	104	182	201	6%	(1)%
Porco (1)	114	108	103	132	161	6%	(29)%
Caballo Blanco Group	767	769	722	595	486	0%	58%
Zimapan	1,005	1,237	1,099	1,354	1,389	(19)%	(28)%
San Lucas Group	602	699	575	509	481	(14)%	25%
Total	2,686	3,000	2,603	2,773	2,718	(10)%	(1)%

Copper tonnes produced
Zimapan	308	287	331	229	279	7%	10%
Total	308	287	331	229	279	7%	10%

Notes:

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

Selected Quarterly Production Results (continued)

Mining Operations Results(1)	2026-Q1	2025-Q4	2025-Q3	2025-Q2	2025-Q1	Change ‘Q1 vs ‘Q4	Change ‘26-Q1 vs ‘25-Q1
Cash cost of production per tonne milled (2)
Bolivar (1)	131.88	121.15	139.93	94.96	81.19	9%	62%
Porco (1)	113.05	91.01	90.27	66.24	69.14	24%	64%
Caballo Blanco Group	90.87	78.83	69.44	54.70	56.27	15%	62%
Zimapan	67.98	71.44	60.47	68.52	64.75	(5)%	5%
Total	87.19	82.97	76.42	69.92	66.82	5%	30%

Cash cost per silver ounce sold (2)
Bolivar (1)	31.47	28.50	38.81	12.19	10.50	10%	200%
Porco (1)	47.25	48.81	36.08	24.64	21.32	(3)%	122%
Caballo Blanco Group	15.70	18.12	13.78	8.02	9.88	(13)%	59%
Zimapan	46.32	35.58	36.51	21.84	19.16	30%	142%
Total	13.32	23.94	13.73	15.85	14.17	(44)%	(6)%

Cash cost per zinc tonne sold (2)
Bolivar (1)	2,276	1,540	1,659	1,216	1,220	48%	87%
Porco (1)	1,196	1,644	1,402	1,040	1,107	(27)%	8%
Caballo Blanco Group	1,601	1,526	1,295	820	1,097	5%	46%
Zimapan	2,445	1,842	1,797	1,166	1,099	33%	122%
Total	2,508	2,827	2,190	2,394	2,494	(11)%	1%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Selected Quarterly Production Results (continued)

Mining Operations Results(1)	2026-Q1	2025-Q4	2025-Q3	2025-Q2	2025-Q1	Change ‘Q1 vs ‘Q4	Change ‘26-Q1 vs ‘25-Q1
Average realized price per silver ounce sold (2)
Bolivar (1)	60.93	45.12	30.01	28.51	25.67	35%	137%
Porco (1)	50.41	27.79	29.39	26.27	33.05	81%	53%
Caballo Blanco Group	65.80	46.78	35.39	30.12	26.62	41%	147%
Zimapan	65.19	57.49	35.49	27.37	29.08	13%	124%
Total	63.30	49.93	33.87	28.43	27.80	27%	128%

All-in sustaining cost per silver ounce sold (2)
Bolivar (1)	43.55	44.77	57.68	14.57	13.32	(3)%	227%
Porco (1)	59.90	62.06	44.37	28.22	25.87	(3)%	132%
Caballo Blanco Group	22.71	27.94	17.69	11.12	12.01	(19)%	89%
Zimapan	23.16	31.01	20.15	20.55	22.56	(25)%	3%
Total	31.60	36.37	28.91	16.93	17.91	(13)%	76%

Realized mining margin per silver ounce sold (2)
Bolivar (1)	17.38	0.35	(27.67)	13.94	12.35	4829%	41%
Porco (1)	(9.49)	(34.27)	(14.98)	(1.95)	7.18	(72)%	(232)%
Caballo Blanco Group	43.09	18.84	17.70	19.01	14.61	129%	195%
Zimapan	42.03	26.48	15.34	6.82	6.52	59%	544%
Total	31.70	13.56	4.96	11.50	9.89	134%	221%

Average realized price per zinc tonne sold (2)
Bolivar (1)	3,356	3,328	2,944	2,669	2,888	1%	16%
Porco (1)	3,042	3,267	2,917	2,702	2,864	(7)%	6%
Caballo Blanco Group	3,179	3,284	3,001	2,687	3,006	(3)%	6%
Zimapan	2,924	3,475	2,539	2,064	2,514	(16)%	16%
Total	3,116	3,359	2,812	2,460	2,787	(7)%	12%

All-in sustaining cost per zinc tonne sold (2)
Bolivar (1)	3,117	2,352	2,447	1,436	1,518	33%	105%
Porco (1)	1,507	2,047	1,710	1,175	1,309	(26)%	15%
Caballo Blanco Group	2,142	2,172	1,579	1,048	1,281	(1)%	67%
Zimapan	3,380	3,387	2,725	2,810	3,330	0%	1%
Total	2,729	2,655	2,218	1,825	2,069	3%	32%

Realized mining margin per zinc tonne sold (2)
Bolivar (1)	239	976	498	1,232	1,370	(76)%	(83)%
Porco (1)	1,535	1,220	1,207	1,526	1,555	26%	(1)%
Caballo Blanco Group	1,037	1,113	1,422	1,639	1,725	(7)%	(40)%
Zimapan	(456)	88	(186)	(746)	(816)	(616)%	(44)%
Total	387	704	593	635	718	(45)%	(46)%

Notes:

(1) Mining operations includes only production from Bolivar, Porco, Caballo Blanco and Zimapan. Ore processing includes only production from San Lucas ore processing business. Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Selected Quarterly Production Results (continued)

Santacruz´s Consolidated Operations Results

Q1 2026 vs Q4 2025

On a consolidated basis, Santacruz’s mining operations produced 1.0 million ounces of silver in Q1 2026, representing a 2% increase compared with Q4 2025. When including San Lucas´s ore processing activities, total silver production was broadly unchanged at 1.3 million ounces. This indicates that the Company maintained stable silver output at the consolidated level, supported by improved performance in certain mining operations, including the continued recovery at Bolivar and stronger silver production at Caballo Blanco, which offset lower silver production at Zimapan and Porco. Zinc production from mining operations decreased by 10% to 14,496 tonnes, while total zinc production, including ore processing, decreased by 9% to 21,640 tonnes. The reduction in zinc production mainly reflected lower zinc output at Zimapan and Caballo Blanco, partially offset by the contribution from other operating areas and ore processing activities.

From a financial contribution perspective, the margin analysis evaluates how consolidated productive performance translates into unit economics by comparing the Average Realized Price for each metal against its respective AISC. For silver, the Average Realized Price increased to $63.30 per ounce, while AISC decreased to $31.60 per ounce. As a result, the realized mining margin per silver ounce sold increased to $31.70 from $13.56 in Q4 2025. This represents a significant improvement in silver unit margins, driven primarily by stronger realized silver prices and lower AISC. For zinc, the Average Realized Price decreased to $3,116 per tonne, while AISC increased to $2,729 per tonne. The resulting realized mining margin per zinc tonne sold was $387, compared with $704 in Q4 2025. Zinc therefore remained positive on a unit-margin basis, although the margin narrowed as the decrease in realized zinc price and the increase in AISC reduced the spread between realized price and cost. Overall, both silver and zinc generated positive consolidated unit margins in Q1 2026, with silver providing the stronger financial contribution based on the spread between realized price and AISC.

Q1 2026 vs Q1 2025

Compared with Q1 2025, consolidated mining operations produced 1.0 million ounces of silver, a decrease of 23%. Including San Lucas´s ore processing activities, total silver production decreased by 16% to 1.3 million ounces. The year-over-year decline was mainly attributable to lower silver production from mining operations, including the effect of lower silver output at Bolivar following the water inflow event that affected that operation toward the end of Q2 2025, as well as lower silver production at Zimapan and Caballo Blanco. This was partially mitigated by operational execution and ore processing activities, which continued to support consolidated metal production. Zinc production from mining operations was broadly stable, decreasing by 1% to 14,496 tonnes, while total zinc production, including ore processing, increased by 4% to 21,640 tonnes. This indicates that zinc output remained comparatively resilient at the consolidated level, supported by the broader contribution of the Company’s operating platform.

From a financial contribution perspective, Santacruz generated positive unit margins for both silver and zinc in Q1 2026. The Average Realized Silver Price increased to $63.30 per ounce from $27.80 per ounce in Q1 2025, while silver AISC increased to $31.60 per ounce from $17.91 per ounce. As a result, the realized mining margin per silver ounce sold increased to $31.70 from $9.89, reflecting the strong increase in realized silver prices, which more than offset higher unit costs. For zinc, the Average Realized Price increased to $3,116 per tonne, while AISC increased to $2,729 per tonne. The resulting realized mining margin was $387 per tonne, compared with $718 per tonne in Q1 2025. Zinc therefore remained positive on a unit-margin basis, although the margin contracted year over year due to the increase in AISC. Overall, silver was the primary driver of improved consolidated unit-margin performance in Q1 2026, while zinc continued to contribute positively but at a lower margin than in the prior-year period.

Mining Operations - Bolivar Mine Operating Results

Bolivar Production Table(1)	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Material Processed (tonnes milled)	65,044	63,267	3%	65,044	62,356	4%

Production
Silver (ounces)	259,635	202,193	28%	259,635	421,039	(38)%
Zinc (tonnes)	3,656	3,973	(8)%	3,656	3,983	(8)%
Lead (tonnes)	198	187	6%	198	201	(1)%

Average Grade
Silver (g/t)	141	108	30%	141	237	(41)%
Zinc (%)	6.06	6.75	(10)%	6.06	7.00	(13)%
Lead (%)	0.43	0.40	8%	0.43	0.47	(9)%

Metal Recovery
Silver (%)	88	92	(4)%	88	89	0%
Zinc (%)	93	93	0%	93	91	2%
Lead (%)	70	74	(6)%	70	68	2%

Metals Sold
Silver ounces sold (payable ounces)(2)	189,404	226,693	(16)%	189,404	473,966	(60)%
Zinc tonnes sold (payable tonnes)(2)	3,065	3,156	(3)%	3,065	3,668	(16)%

Average realized price per silver ounce sold (3)	60.93	45.12	35%	60.93	25.67	137%
All-in sustaining cost per silver ounce sold(3)	43.55	44.77	(3)%	43.55	13.32	227%
Realized mining margin per silver ounce sold(3)	17.38	0.35	4829%	17.38	12.35	41%

Average realized price per zinc tonne sold(3)	3,356	3,328	1%	3,356	2,888	16%
All-in sustaining cost per zinc tonne sold(3)	3,117	2,352	33%	3,117	1,518	105%
Realized mining margin per zinc tonne sold(3)	239	976	(76)%	239	1,370	(83)%

Notes:

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver ounces sold (payable ounces) and zinc tonnes sold (payable tonnes) are lower than the volumes produced due to two effects: (i) timing — concentrates produced in a quarter may be shipped and invoiced in a subsequent period; and (ii) commercial terms — payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(3) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

The Bolivar Mine has been active for more than 200 years. The current mine complex consists of an underground mine, 1,100 t/d milling facility, tailings storage facility, maintenance workshop, shaft-winder, water treatment plants, supplies warehouse, main office, hospital, and camp.

The Bolivar mine operates in two main areas: the Central Zone, an extension of the original ore deposit that runs deeper, and the Rosario Zone, a parallel area with its own separate entrance.

Currently the plant processes about 21,000 tonnes of ore per month, and 840 meters of combined primary and secondary development each month. At the same time, ore from the San Lucas feed sourcing business is providing production flexibility and allowing the mill to operate efficiently.

The Bolivar mill has operated continuously since 1993, receiving feed from two main sources: the Bolivar Mine, which supplies approximately 70%, and toll feed sourced through the San Lucas feed sourcing business, contributing the remaining 30%. The mill processes each feed type separately, enabling precise analysis and reporting for each. Different reagent strategies are applied to each source due to the presence of pyrrhotite in the San Lucas feed, which is generally absent in the Bolivar mine feed.

Q1 2026 vs Q4 2025

Bolivar’s operating performance improved in Q1 2026 compared with Q4 2025, reflecting continued execution of the dewatering plan and the progressive recovery of affected mining areas following the water inflow event that impacted the operation toward the end of Q2 2025. Silver production increased by 28% to 259,635 ounces, primarily driven by a 30% improvement in silver head grade to 141 g/t, partially offset by a decrease in silver recovery to 88% from 92%. The increase in silver grade indicates that the areas currently being mined contained higher silver mineralization than in the prior quarter, supporting continued recovery in production. Zinc production decreased by 8% to 3,656 tonnes, mainly due to a 10% reduction in zinc head grade to 6.06%, while zinc recovery remained stable at 93%. The lower zinc grade reflects the mineralogical characteristics of the areas mined during the quarter, while stable recovery performance helped partially mitigate the impact of lower zinc grades on zinc output.

From a financial contribution perspective, the margin analysis evaluates how productive performance translates into unit margins by comparing the Average Realized Price for each metal against its respective AISC. For silver, the Average Realized Price increased to $60.93 per ounce, while AISC decreased to $43.55 per ounce, resulting in a positive realized mining margin of $17.38 per ounce compared with $0.35 per ounce in Q4 2025. This improvement reflects a stronger realized silver price and lower unit costs, resulting in a materially stronger silver margin. For zinc, the Average Realized Price was broadly stable at $3,356 per tonne, while AISC increased to $3,117 per tonne, resulting in a positive realized mining margin of $239 per tonne compared with $976 per tonne in Q4 2025. Although zinc continued to generate a positive unit margin, the margin narrowed due to higher unit costs for zinc. Overall, both silver and zinc contributed positively from a unit-margin perspective in Q1 2026, with silver generating the stronger financial contribution based on the spread between realized price and AISC.

Q1 2026 vs Q1 2025

Compared with Q1 2025, Bolivar’s silver production decreased by 38% to 259,635 ounces. The year-over-year decline should be assessed in the context of the water inflow event that affected Bolivar toward the end of Q2 2025 and the ongoing recovery of the affected mining areas. The decrease was primarily attributable to a 41% reduction in silver head grade to 141 g/t, while silver recovery remained broadly stable at 88% compared with 89% in Q1 2025. The lower silver grade reflects the mineralogical characteristics of the areas currently being mined, including the contribution of development material, which typically carries higher dilution due to its role in advancing mine access and recovery activities. Zinc production decreased by 8% to 3,656 tonnes, mainly due to a 13% decrease in zinc head grade to 6.06%, partially offset by an improvement in zinc recovery to 93% from 91%. The lower zinc grade similarly reflects the characteristics of the mining areas accessed during the quarter, while the higher recovery rate helped mitigate part of the impact from lower zinc grades. Although production remained below the prior-year period, the improvement achieved versus Q4 2025 demonstrates continued progress in the recovery plan.

From a financial contribution perspective, Bolivar generated positive unit margins for both silver and zinc in Q1 2026. The Average Realized Silver Price increased to $60.93 per ounce, while silver AISC increased to $43.55 per ounce, resulting in a positive realized mining margin of $17.38 per ounce compared with $12.35 per ounce in Q1 2025. The higher silver margin was driven by the stronger realized silver price, which more than offset the increase in AISC. For zinc, the Average Realized Price increased to $3,356 per tonne, while AISC increased to $3,117 per tonne, resulting in a positive realized mining margin of $239 per tonne compared with $1,370 per tonne in Q1 2025. Although zinc remained profitable on a unit-margin basis, the year-over-year margin contraction reflected a larger increase in AISC relative to the realized zinc price. Overall, silver generated the stronger financial contribution in Q1 2026, while zinc remained positive but with a materially narrower unit margin.

Mining Operations - Porco Mine Operating Results

Porco Production Table(1)	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Material Processed (tonnes milled)	45,297	51,416	(12)%	45,297	47,501	(5)%

Production
Silver (ounces)	70,708	82,047	(14)%	70,708	120,537	(41)%
Zinc (tonnes)	2,833	2,727	4%	2,833	2,674	6%
Lead (tonnes)	114	108	6%	114	161	(29)%

Average Grade
Silver (g/t)	59	61	(3)%	59	98	(39)%
Zinc (%)	6.61	5.66	17%	6.61	5.99	10%
Lead (%)	0.34	0.28	20%	0.34	0.46	(27)%

Metal Recovery
Silver (%)	82	81	1%	82	81	1%
Zinc (%)	95	94	1%	95	94	1%
Lead (%)	74	74	0%	74	73	1%

Metals Sold
Silver ounces sold (payable ounces)(2)	66,274	49,110	35%	66,274	143,689	-54%
Zinc tonnes sold (payable tonnes)(2)	2,391	2,142	12%	2,391	2,069	16%

Average realized price per silver ounce sold (3)	50.41	27.79	81%	50.41	33.05	53%
All-in sustaining cost per silver ounce sold(3)	59.90	62.06	(3)%	59.90	25.87	132%
Realized mining margin per silver ounce sold(3)	(9.49)	(34.27)	(72)%	(9.49)	7.18	(232)%

Average realized price per zinc tonne sold(3)	3,042	3,267	(7)%	3,042	2,864	6%
All-in sustaining cost per zinc tonne sold(3)	1,507	2,047	(26)%	1,507	1,309	15%
Realized mining margin per zinc tonne sold(3)	1,535	1,220	26%	1,535	1,555	(1)%

Notes:

(1) Readers are cautioned that Bolivar and Porco production figures are presented at 100% however the Company records only its 45% interest in the assets, liabilities, revenues and expenses of the Illapa business in its consolidated financial statements. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to segment information note of the condensed interim consolidated financial statements).

(2) Silver ounces sold (payable ounces) and zinc tonnes sold (payable tonnes) are lower than the volumes produced due to two effects: (i) timing — concentrates produced in a quarter may be shipped and invoiced in a subsequent period; and (ii) commercial terms — payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(3) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

The Porco Mine has been in operation for nearly 500 years. The complex consists of an underground mine, milling facility, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp.

The milling facility processes approximately 17,000 tonnes of ore, and on average realizes 600 meters of total development per month. The mine is comprised of two production areas. Hundimiento uses long hole mechanized mining methods to exploit the deeper extension of the primary vein complex, and the Central zone which is conventionally mined using more selective shrinkage stoping.

The milling facility is sourced by the mine feed (approximately 60%), and the toll feed from the San Lucas feed sourcing business (40%).

Q1 2026 vs Q4 2025

Zinc production at Porco increased by 4% to 2,833 tonnes in Q1 2026, compared with 2,727 tonnes in Q4 2025. The increase was primarily attributable to a 17% improvement in zinc head grade to 6.61%, compared with 5.66% in Q4 2025, which reflected the mineralogical characteristics of the areas mined during the period, supported by a modest improvement in zinc recovery to 95% from 94%. This more than offset the impact of a 12% decrease in material processed. Silver production decreased by 14% to 70,708 ounces, compared with 82,047 ounces in Q4 2025, mainly reflecting lower material processed and a 3% decrease in silver head grade to 59 g/t, compared with 61 g/t, partially offset by a slight improvement in silver recovery to 82% from 81%.

From a unit margin perspective, zinc generated a positive margin in Q1 2026. The average realized price per zinc tonne sold was $3,042, compared with an AISC per zinc tonne sold of $1,507, resulting in a margin of $1,535 per tonne. This represented a 26% improvement from Q4 2025, primarily due to the 26% decrease in zinc AISC, despite a 7% decrease in the average realized zinc price. Silver unit economics improved compared with Q4 2025 but remained negative. The average realized price per silver ounce sold increased by 81% to $50.41, while AISC per silver ounce sold decreased by 3% to $59.90, resulting in a negative margin of $9.49 per ounce, compared with a negative margin of $34.27 per ounce in Q4 2025.

Overall, Porco’s productive performance improved for zinc and declined for silver compared with Q4 2025. The zinc result was mainly driven by stronger head grades and slightly higher recoveries, while the decrease in silver production reflected lower silver grades, partially offset by marginally better recoveries. From a unit margin perspective, zinc provided the stronger contribution and generated a positive unit margin, while silver margins improved but remained negative.

Q1 2026 vs Q1 2025

Zinc production increased by 6% to 2,833 tonnes in Q1 2026, compared with 2,674 tonnes in Q1 2025. The increase was primarily attributable to a 10% improvement in zinc head grade to 6.61%, compared with 5.99% in Q1 2025, which reflected the mineralogical characteristics of the areas mined during the period, supported by a slight improvement in zinc recovery to 95% from 94%. Silver production decreased by 41% to 70,708 ounces, compared with 120,537 ounces in Q1 2025. The decrease was mainly driven by a 39% reduction in silver head grade to 59 g/t, compared with 98 g/t in Q1 2025, partially offset by a modest improvement in silver recovery to 82% from 81%. The reduction in silver head grade was primarily related to the mineralogical characteristics of the areas mined. In addition, part of the material extracted came from development areas, which typically have higher dilution due to their characteristics and role in the mining process.

From a unit margin perspective, zinc continued to generate a positive margin in Q1 2026. The average realized price per zinc tonne sold was $3,042, compared with an AISC per zinc tonne sold of $1,507, resulting in a margin of $1,535 per tonne, broadly consistent with the $1,555 per tonne margin generated in Q1 2025. The slight 1% decrease in zinc margin reflected a 15% increase in AISC, largely offset by a 6% increase in the average realized zinc price. Silver unit economics declined year-over-year. The average realized price per silver ounce sold increased by 53% to $50.41, but AISC per silver ounce sold increased by 132% to $59.90, resulting in a negative margin of $9.49 per ounce, compared with a positive margin of $7.18 per ounce in Q1 2025.

Overall, Porco’s year-over-year productive performance was mixed. Zinc production improved, supported by higher grades and recoveries, while silver production declined mainly due to lower silver grades associated with the mineralogical characteristics of the areas mined and higher dilution from development material. From a unit margin perspective, zinc remained the stronger contributor, generating a positive margin, while silver moved to a negative unit margin despite higher realized silver prices.

Mining Operations - Caballo Blanco Group Operating Results

Caballo Blanco Group Production Table	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Material Processed (tonnes milled)	58,999	63,067	(6)%	58,999	51,648	14%

Production
Silver (ounces)	306,888	289,446	6%	306,888	313,266	(2)%
Zinc (tonnes)	3,967	4,409	(10)%	3,967	3,549	12%
Lead (tonnes)	767	769	0%	767	486	58%

Average Grade
Silver (g/t)	175	156	12%	175	202	(14)%
Zinc (%)	7.15	7.39	(3)%	7.15	7.28	(2)%
Lead (%)	1.54	1.51	2%	1.54	1.15	34%

Metal Recovery
Silver (%)	93	91	1%	93	93	0%
Zinc (%)	94	95	(1)%)	94	94	0%
Lead (%)	84	81	5%	84	82	3%

Metals Sold
Silver ounces sold (payable ounces)(1)	224,420	192,424	17%	224,420	247,592	(9)%
Zinc tonnes sold (payable tonnes)(1)	3,025	3,878	(22)%	3,025	3,100	(2)%

Average realized price per silver ounce sold (2)	65.80	46.78	41%	65.80	26.62	147%
All-in sustaining cost per silver ounce sold(2)	22.71	27.94	(19)%	22.71	12.01	89%
Realized mining margin per silver ounce sold(2)	43.09	18.84	129%	43.09	14.61	195%

Average realized price per zinc tonne sold(2)	3,179	3,284	(3)%	3,179	3,006	6%
All-in sustaining cost per zinc tonne sold(2)	2,142	2,172	(1)%	2,142	1,281	67%
Realized mining margin per zinc tonne sold(2)	1,037	1,113	(7)%	1,037	1,725	(40)%

Notes:

(1) Silver ounces sold (payable ounces) and zinc tonnes sold (payable tonnes) are lower than the volumes produced due to two effects: (i) timing — concentrates produced in a quarter may be shipped and invoiced in a subsequent period; and (ii) commercial terms — payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

Following a thorough examination of the Don Diego milling facility processing performance, Caballo Blanco Group made a strategic adjustment in Q3 to improve metal recovery and concentrate value. Previously, the milling facility handled ore from three mines: Colquechaquita, Tres Amigos, and Reserva. A recent evaluation revealed that processing a blend of ores exclusively from Colquechaquita and Tres Amigos at Don Diego significantly improved silver recovery in the lead concentrate. This enhancement adds greater value to the lead concentrate and generates additional revenue for the Company. The process modification is consistent with our goal of enhancing efficiencies by improving metal recoveries and concentrate value.

Ore from the Reserva mine will now be processed and blended with ore from the San Lucas ore sourcing business to improve overall operating efficiency. The initial results of this adjustment reveal significant gains in silver in lead concentrate recovery, prompting management to adopt this new processing approach as the standard going forward. This revised operational framework will help both Caballo Blanco and San Lucas achieve more consistent recovery performance and maximize the value of its mineral resources.

Q1 2026 vs Q4 2025

Caballo Blanco’s silver production increased by 6% to 306,888 ounces in Q1 2026, driven primarily by a 12% improvement in silver head grade to 175 g/t and supported by an increase in silver recovery to 93% from 91%. The improvement in silver grade reflects the mineralogical characteristics of the areas mined during the quarter and contributed to stronger silver output despite lower material processed. Zinc production decreased by 10% to 3,967 tonnes, mainly due to a lower zinc head grade of 7.15% compared with 7.39% in Q4 2025, together with a modest decrease in zinc recovery to 94% from 95%. The lower zinc production therefore reflected a less favourable zinc grade and recovery profile during the quarter, while silver benefited from stronger grade performance and improved recovery.

From a financial contribution perspective, the margin analysis evaluates how productive performance translates into unit margins by comparing the Average Realized Price for each metal against its respective AISC. For silver, the Average Realized Price increased to $65.80 per ounce, while AISC decreased to $22.71 per ounce, resulting in a positive margin of $43.09 per ounce compared with $18.84 per ounce in Q4 2025. This represented a significant improvement in silver margins, driven by both a stronger realized price and lower AISC. For zinc, the Average Realized Price decreased to $3,179 per tonne, while AISC decreased modestly to $2,142 per tonne, resulting in a positive margin of $1,037 per tonne compared with $1,113 per tonne in Q4 2025. Although zinc continued to generate a positive contribution, the margin narrowed due to the lower realized zinc price. Overall, both silver and zinc contributed positively from a unit-margin perspective, with silver showing the stronger improvement and higher margin quality during the quarter.

Q1 2026 vs Q1 2025

Compared with Q1 2025, Caballo Blanco’s silver production decreased slightly by 2% to 306,888 ounces. The decrease was primarily attributable to a 14% reduction in silver head grade to 175 g/t, while silver recovery remained strong and broadly consistent at 93%. The lower silver grade reflects the mineralogical characteristics of the areas mined during Q1 2026, including the contribution of development material, which typically carries higher dilution due to its role in mine access and development. Zinc production increased by 12% to 3,967 tonnes, despite a modest reduction in zinc head grade to 7.15% from 7.28%, with zinc recovery remaining stable at 94%. This indicates that zinc performance was supported by stable metallurgical recovery and operating execution, partially offsetting the impact of slightly lower zinc grades.

From a financial contribution perspective, Caballo Blanco generated positive unit margins for both silver and zinc in Q1 2026. The Average Realized Silver Price increased to $65.80 per ounce from $26.62 per ounce in Q1 2025, while silver AISC increased to $22.71 per ounce from $12.01 per ounce. As a result, the silver margin increased to $43.09 per ounce compared with $14.61 per ounce in the prior-year period. For zinc, the Average Realized Price increased to $3,179 per tonne, while AISC increased to $2,142 per tonne, resulting in a positive margin of $1,037 per tonne compared with $1,725 per tonne in Q1 2025. This reflected a modest improvement in zinc unit margins, as the increase in realized zinc price more than offset the increase in AISC. Overall, both metals generated positive financial contribution in Q1 2026, with silver continuing to show the stronger unit-margin profile, while zinc provided a stable and improved contribution compared with the prior-year period.

Mining Operations - Zimapan Mine

Zimapan Production Table	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Material Processed (tonnes milled)	223,670	222,703	0%	223,670	223,573	0%

Production
Silver (ounces)	362,863	403,321	(10)%	362,863	440,199	(18)%
Zinc (tonnes)	4,040	5,008	(19)%	4,040	4,498	(10)%
Lead (tonnes)	1,005	1,237	(19)%	1,005	1,389	(28)%
Copper (tonnes)	308	287	7%	308	279	10%

Average Grade
Silver (g/t)	78	80	(2)%	78	80	(2)%
Zinc (%)	2.55	2.89	(12)%	2.55	2.56	(1)%
Lead (%)	0.62	0.72	(14)%	0.62	0.72	(14)%
Copper (%)	0.25	0.26	(1)%	0.25	0.26	(3)%

Metal Recovery
Silver (%)	65	70	(8)%	65	77	(16)%
Zinc (%)	71	78	(9)%	71	79	(10)%
Lead (%)	73	78	(6)%	73	86	(15)%
Copper (%)	54	50	8%	54	48	14%

Metals Sold
Silver ounces sold (payable ounces)(1)	391,654	367,817	6%	391,654	423,357	(7)%
Zinc tonnes sold (payable tonnes)(1)	3,921	5,034	(22)%	3,921	4,417	(11)%

Average realized price per silver ounce sold(2)	65.19	57.49	13%	65.19	29.08	124%
All-in sustaining cost per silver ounce sold(2)	23.16	31.01	(25)%	23.16	22.56	3%
Realized mining margin per silver ounce sold(2)	42.03	26.48	59%	42.03	6.52	544%

Average realized price per zinc tonne sold(2)	2,924	3,475	(16)%	2,924	2,514	16%
All-in sustaining cost per zinc tonne sold(2)	3,380	3,387	0%	3,380	3,330	1%
Realized mining margin per zinc tonne sold(2)	(456)	88	(616)%	(456)	(816)	(44)%

Notes:

(1) Silver ounces sold (payable ounces) and zinc tonnes sold (payable tonnes) are lower than the volumes produced due to two effects: (i) timing — concentrates produced in a quarter may be shipped and invoiced in a subsequent period; and (ii) commercial terms — payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

The Zimapan operation produces feed from the Carrizal and Monte mines, which are connected by a 7.4-kilometre underground access and haulage tunnel which terminates at the San Francisco process plant. Mining methods used include long hole and cut and fill stoping. The plant processes about 72,000 tonnes per month and produces three concentrates using differential flotation. Tailings Storage Facility and other support facilities are located adjacent and downstream of the plant location.

Q1 2026 vs Q4 2025

Zimapan’s silver production decreased by 10% to 362,863 ounces in Q1 2026 compared with Q4 2025. The decrease was primarily driven by lower silver recovery, which declined to 65% from 70%, while silver head grade was broadly stable at 78 g/t compared with 80 g/t in the prior quarter. This indicates that the quarter-over-quarter reduction in silver output was more closely related to metallurgical performance than to a material change in mined silver grade. Zinc production decreased by 19% to 4,040 tonnes, reflecting a combination of lower zinc head grade and lower recovery. Zinc head grade declined by 12% to 2.55%, while zinc recovery decreased to 71% from 78%. The lower zinc grade reflects the mineralogical characteristics of the areas mined during the quarter.

From a financial contribution perspective, the margin analysis evaluates how productive performance translates into unit margins by comparing the Average Realized Price for each metal against its respective AISC. For silver, the Average Realized Price increased to $65.19 per ounce, while AISC decreased to $23.16 per ounce, resulting in a positive margin of $42.03 per ounce compared with $26.48 per ounce in Q4 2025. The improvement in silver margin was driven by the stronger realized silver price, which more than offset the increase in AISC. For zinc, the Average Realized Price decreased to $2,924 per tonne; AISC stayed the roughly the same at $3,380 per tonne, resulting in an negative margin of $456 per tonne compared with a positive margin of $88 per tonne in Q4 2025. Overall, silver generated a strong positive financial contribution in Q1 2026, while zinc was negative on a unit-margin basis.

Q1 2026 vs Q1 2025

Compared with Q1 2025, Zimapan’s silver production decreased by 18% to 362,863 ounces. Silver head grade remained broadly consistent at 78 g/t compared with 80 g/t in the prior-year period, while silver recovery declined to 65% from 77%. The year-over-year decrease in silver production was therefore primarily attributable to lower metallurgical recovery rather than a significant reduction in silver grade. Zinc production decreased by 10% to 4,040 tonnes, despite zinc head grade remaining largely stable at 2.55% compared with 2.56% in Q1 2025. The reduction was mainly driven by lower zinc recovery, which decreased to 71% from 79%.

From a financial contribution perspective, Zimapan generated a strong positive unit margin from silver but a negative unit margin from zinc in Q1 2026. The Average Realized Silver Price increased to $65.19 per ounce, while silver AISC increased to to $23.16 per ounce, resulting in a positive margin of $42.03 per ounce compared with $6.52 per ounce in Q1 2025. This represented a significant improvement in silver unit margins, driven by a materially higher realized silver price and lower AISC. For zinc, the Average Realized Price increased modestly to $2,924 per tonne, while AISC increased marginally to $3,380 per tonne from $3,330 per tonne. As a result, the zinc margin improved to negative $456 per tonne compared with negative $816 per tonne in Q1 2025, but remained below breakeven. Overall, silver was the primary contributor to Zimapan’s unit-margin performance in Q1 2026, while zinc showed year-over-year improvement but continued to generate a negative unit margin.

Ore Processing Operations - San Lucas Group Operating Results

San Lucas Production Table	2026-Q1	2025-Q4	Change Q1 vs Q4	2026-Q1	2025-Q1	Change ‘26-Q1 vs ‘25-Q1
Material Processed (tonnes milled)	94,767	105,587	(10%)	94,767	86,695	9%

Production
Silver (ounces)	341,405	366,600	(7%)	341,405	295,021	16%
Zinc (tonnes)	7,144	7,729	(8%)	7,144	6,015	19%
Lead (tonnes)	602	699	(14%)	602	481	25%

Metal Recovery
Silver (%)	81	80	1%	81	86	(6%)
Zinc (%)	89	89	0%	89	91	(2%)
Lead (%)	63	68	(7%)	63	66	(4%)

Metals Sold
Silver ounces sold (payable ounces)(1)	634,875	459,062	38%	634,875	287,373	121%
Zinc tonnes sold (payable tonnes)(1)	6,153	8,272	(26%)	6,153	3,863	59%

Realized ore processing margin per silver ounce sold(2)	0.65	(10.33)	(106%)	0.65	1.02	(36%)
Realized ore processing margin per zinc tonne sold(2)	497	633	(22%)	497	1,650	(70%)

Notes:

(1) Silver ounces sold (payable ounces) and zinc tonnes sold (payable tonnes) are lower than the volumes produced due to two effects: (i) timing — concentrates produced in a quarter may be shipped and invoiced in a subsequent period; and (ii) commercial terms — payable ounces under offtake agreements are lower than produced ounces due to standard treatment and quality deductions applied by the customer.

(2) The Company reports non-GAAP measures, which include: cash cost of production per tonne milled, cash cost per silver ounce and zinc tonne sold, average realized price per silver ounce and zinc tonne sold, all-in sustaining cost per silver ounce, zinc tonne sold, realized mining margin per silver ounce or zinc tonne sold and realized ore processing margin per silver ounce or zinc tonne sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies even though the metrics have the same or similar names. Refer to the section titled “Non-GAAP Measures” in this MD&A.

Summary

San Lucas is the Company’s ore sourcing and trading business in Bolivia and should be regarded as a strategic component of the broader Bolivian production portfolio. By procuring ore from third-party suppliers and processing it through the Company’s existing plants, San Lucas supports higher plant utilization, enhances fixed-cost absorption, and increases overall operating flexibility. Given its margin-based structure, purchase prices are aligned to contained metal value. San Lucas is best evaluated on the basis of margin generation and its contribution to overall operating efficiency, rather than on average feed grade alone.

Q1 2026 vs Q4 2025

San Lucas should be assessed as a margin-based ore processing business, where performance is driven by the ability to source and process third-party material through available plant capacity, generate payable metal volumes, and capture a positive processing margin. In Q1 2026, San Lucas processed 94,767 tonnes, a 10% decrease compared with 105,587 tonnes in Q4 2025. Metal production decreased across the main payable metals, with silver production decreasing by 7% to 341,405 ounces, zinc production decreasing by 8% to 7,144 tonnes, and lead production decreasing by 14% to 602 tonnes. The lower production levels were mainly driven by the reduction in processed material, partially offset in silver by a modest improvement in recovery to 81% from 80%. Zinc recovery remained stable at 89%, while lead recovery decreased to 63% from 68%.

From a margin perspective, San Lucas generated positive realized ore processing margins in Q1 2026 for both silver and zinc. The realized ore processing margin per silver ounce sold improved to $0.65 per ounce, compared with a negative margin of $10.33 per ounce in Q4 2025, reflecting a material improvement in silver unit economics. The realized ore processing margin per zinc tonne sold decreased by 22% to $497 per tonne, compared with $633 per tonne in Q4 2025. Although zinc margin remained positive, the decrease indicates lower margin capture per tonne sold during the period. Overall, San Lucas’ Q1 2026 performance declined from a production standpoint due to lower throughput, but the business continued to generate positive unit margins, with the most significant sequential improvement coming from silver, which moved from a negative to a positive processing margin.

Q1 2026 vs Q1 2025

Compared with Q1 2025, San Lucas processed 94,767 tonnes in Q1 2026, an increase of 9% from 86,695 tonnes. The higher processing volume supported increased metal production across all reported metals. Silver production increased by 16% to 341,405 ounces, zinc production increased by 19% to 7,144 tonnes, and lead production increased by 25% to 602 tonnes. The increase in production was mainly driven by higher processed volumes, partially offset by lower recoveries. Silver recovery decreased to 81% from 86%, zinc recovery decreased to 89% from 91%, and lead recovery decreased to 63% from 66%.

From a unit margin perspective, San Lucas remained positive but generated lower realized ore processing margins than in Q1 2025. The Ore processing margin per silver ounce sold decreased by 36% to $0.65 per ounce, compared with $1.02 per ounce in Q1 2025. The Ore processing margin per zinc tonne sold decreased by 70% to $497 per tonne, compared with $1,650 per tonne in Q1 2025. As a result, while San Lucas delivered higher production and higher payable metal sales volumes year-over-year, margin quality declined due to lower effective processing margins per unit sold: The margin was impacted by the appreciation of local currencies against the U.S. dollar, which increased reported costs in U.S. dollar terms when translating costs denominated in local currency. Overall, San Lucas’ year-over-year performance showed stronger throughput and metal production, but lower unit margin capture, with the business continuing to contribute positive processing margins under its ore sourcing model.

Other Properties

Soracaya is an approximately eight-hectare exploration asset located approximately 200 km south south-west of Potosi and 4.4 km from the San Vicente mine (owned by Pan American Silver). Verification of the resource to NI 43-101 standards is currently in progress as well as some claim maintenance work underground.

Qualified Person and Technical Disclosures

All scientific and technical disclosure contained in this MD&A was reviewed and approved by Garth Kirkham P.Geo. an independent consultant to the Company, who is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

Production at the Zimapan Mine is not supported by a feasibility study on mineral reserves demonstrating economic or technical viability or any other independent economic study under NI 43-101. Accordingly, there is increased uncertainty and higher economic and technical risks of failure associated with production operations at the Zimapan Mine. Production and economic variables may vary considerably due to the absence of a complete and detailed site analysis according to and in accordance with NI 43- 101. Project failure may adversely impact the Company’s future profitability.

Overview of Financial Results

Three months ended March 31, 2026 and 2025

	Three months ended March 31,		Change
	2026	2025	‘26 vs ‘25

Revenues	127,529	70,314	81%

Mine operating costs
Cost of sales	(77,363)	(37,878)	104%
Depletion, depreciation and amortization	(7,297)	(4,577)	59%
Gross profit	42,869	27,859	54%

General and administrative expenses	(7,598)	(4,920)	54%
Share-based compensation expense	(529)	(159)	233%
Operating income	34,742	22,780	53%

Other income	3,125	143	2085%
Foreign exchange gain	7,042	6,234	13%
Income before tax	44,909	29,157	54%

Income tax expense	(16,439)	(19,706)	(17)%
Net income for the period	28,470	9,451	201%

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	(230)	-	0%
Currency translation differences	850	321	165%
Comprehensive income for the period	29,090	9,772	198%

Net income per share(1):
Basic	0.31	0.11
Diluted	0.30	0.11

Weighted average number of common shares(1):
Basic	92,176,513	88,963,885
Diluted	94,092,385	88,963,885

Notes:

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

Revenues for the quarter ended March 31, 2026 were $127,529, an increase of $57,215 as compared to Q1 2025. The increase was primarily due to an increase in the average realized price of silver from $32.54 in Q1 2025 to $63.30 in Q1 2026.

Cost of sales for the quarter ended March 31, 2026 was $77,363, an increase of $39,485 compared to Q1 2025. The increase was mainly driven by San Lucas, which operates a margin-based sourcing model, as higher silver and zinc prices in the current quarter increased ore purchase costs. The increase was further impacted by the change in exchange rate in Bolivia between quarters, leading to greater costs when translating Boliviano denominated transactions to the US dollar. Increase by cost category was primarily attributed to ore purchase costs and mining and plant maintenance costs.

Depreciation, depletion and amortization for the quarter ended March 31, 2026 was $7,297, an increase of $2,720 compared with Q1 2025. This movement was primarily due to a greater depletion of mineral properties in Bolivia, arising from the increase to the properties’ cost basis from continued development.

Overview of Financial Results (continued)

General and administrative expenses for the quarter ended March 31, 2026 were $7,598, an increase of $2,678 compared with Q1 2025. The increase was primarily attributable to greater salaries and benefits in Bolivia during the current period.

Other income for the quarter ended March 31, 2026 was $3,125, an increase of $2,982 compared with Q1 2025. This movement was attributed to the decrease in the change in the fair value of consideration payable as a result of the settlement of the base purchase price during the intervening period, and decreased zinc forward prices for the valuation of the contingent value rights. The change was further attributed to other income recognized in Bolivia driven by an increase in the interest income generated from VAT receivable balances due to higher inflation adjustment than previous years.

Foreign exchange gain for the quarter ended March 31, 2026 was $7,042, having increased by $808 from $6,234 in Q1 2025. This change was primarily attributed to the change in the Boliviano exchange rate, which led to a gain on the revaluation of monetary assets and liabilities.

Income tax expense for the quarter ended March 31, 2026 was $16,439, having decreased by $3,267 from $19,706 in Q1 2025. The decrease was attributed to a one-time deferred income tax expense recognized in the comparative Q1 2025 caused by the initial change of exchange rate being used to record transactions denominated in Bolivian Bolivianos. This was offset by an increase to current income tax expense during the quarter due to higher taxable income.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

	2026		2025			2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	127,529	102,784	79,989	73,295	70,314	81,669	78,244	70,485
Mine operating costs	84,660	66,697	59,823	48,007	42,455	56,419	62,522	54,629
Gross profit	42,869	36,087	20,166	25,288	27,859	25,250	15,722	15,856
Operating expenses	(8,127)	(6,749)	(7,213)	(5,306)	(5,079)	(6,068)	(6,592)	(6,806)
Net income (loss)	28,470	(4,550)	16,344	20,977	9,451	12,842	17,534	1,449
Net income (loss) per share – basic and diluted (1)	0.31	(0.05)	0.05	0.06	0.03	0.06	0.05	0.00

(1) On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares and any per share amounts have been retrospectively restated.

The Company’s quarterly results vary based on the silver ounces and zinc tonnes sold per period together with the average realized silver and zinc prices for the period.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

As at March 31, 2026, the Company had cash and cash equivalents of $42,651 (December 31, 2025 - $44,267). The Company’s cash is not exposed to liquidity risk and there is no restriction on the ability of the Company to use these funds to meet its obligations. The Company also has $22,232 of marketable securities, which consist of liquid holdings of US treasury bills and treasury notes that can be readily sold to be converted into cash. The securities are held with Stifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 10(a) of the condensed interim consolidated financial statements). Although the securities held can be readily converted to cash, they are restricted to the extent that the amounts serve as collateral. The Standby Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on March 26, 2026, and automatically renews each year. The amount held as collateral has been classified as non-current.

For the three months ended March 31, 2026, the Company reported net income of $28,470 (three months ended March 31, 2025 - net income of $9,451). As at March 31, 2026, the Company had working capital of $75,901 (December 31, 2025 - working capital of $63,688).

The Company has a consideration payable balance outstanding for the acquisition of the Sinchi Wayra and Illapa operations which occurred in 2022. The consideration payable consisted of a base purchase price obligation and contingent value rights (“CVR”) obligation. The base purchase price obligation was fully paid in the third quarter of 2025, only the contingent value rights remain outstanding. The CVR has not resulted in any payments to date because the price of zinc has not reached the levels that would trigger a payment (greater than $3,850 per tonne).

At March 31, 2026, the Company has non-current loans payable of $215 (December 31, 2025 - $1,344), and non-current consideration payable to Glencore of $19,278 (December 31, 2025 - $20,243). The consideration payable to Glencore is an estimated fair value of CVR payments that will only become payable if zinc price exceeds $3,850, which has not yet occurred.

Credit Facilities and Borrowings

The Company has a secured credit facility denominated in Bolivian Bolivianos with Banco BISA S.A. of BOB 55,000 ($6,064), which is comprised of a revolving credit facility of BOB 48,800 ($5,380) for the financing of mining operations and working capital with a fixed interest rate between 6.0% and 10.00% per annum.

The Company also has an unsecured revolving credit facility for working capital requirements and a loan guarantee with Banco de Crédito de Bolivia S.A. for a total of BOB 48,020 ($5,294). The credit facility has a weighted average fixed interest rate of 10.00% per annum and the weighted average interest rate on the loan guarantee facility is 2.0%.

On August 8, 2025, the Company completed an offering of BOB 70,000 ($7,718) under its San Lucas Promissory Notes Issuance program. The notes under the offering have an interest rate of 7.00% and a maturity date of June 15, 2026. On April 8, 2026, the Company completed an additional offering of BOB 70,000 ($7,718). The notes have an annual interest rate of 10.8168%, mature on March 22, 2027, and are unsecured.

On February 14, 2026 the Company obtained an unsecured 6 month working capital term loan for BOB 17,150 ($1,891) with a fixed interest rate of 10.0% with repayment of interest and principal at the end of the term from Banco Mercantil Santa Cruz S.A. On March 17, 2026, the Company obtained an unsecured 6 month working capital term loan for BOB 14,000 ($1,544) with a fixed interest rate of 10% with repayment of interest and principal at the end of the term from Banco Bisa S.A. On March 31, 2026, the Company obtained an additional working capital term loan from Banco BISA S.A. for BOB 69,986 ($7,716). The loan term is 360 calendar days and due on March 26, 2027. The loan is unsecured and has a fixed interest rate of 10%.

On December 30, 2024, the Financial System Supervisory Authority (ASFI) authorized the San Lucas Bonds Program. The San Lucas Bonds program allows the Company to issue up to $40,000 of unsecured bonds in the Bolivian Stock market (Bolsa Boliviana de Valores), the bonds can be denominated in USD or Bolivian Bolivianos. As at March 31, 2026, no bonds have been issued under the program.

Liquidity, Capital Resources and Contractual Obligations (continued)

Cash Flow

The Company’s cash flows from operating, investing, and financing activities during the quarter ended March 31, 2026 are summarized as follows:

	Three months ended March 31,
	2026	2025
Cash flow
Cash generated by operating activities	8,774	6,289
Cash (used by) provided by investing activities	(9,858)	(16,845)
Cash (used by) provided by financing activities	(471)	7,366
Decrease in cash and cash equivalents	(1,555)	(3,190)
Effect of exchange rate on cash held in foreign currencies	(61)	(4)
Cash, beginning of the period	44,267	35,721
Cash, end of the period	42,651	32,527

Operating Activities

Operating cash flow for the quarter increased by $2,485 compared to 2025. Higher operating cash flow was primarily driven by a higher average realized price of silver of $63.30 during the quarter compared to $32.54 in the comparative period in 2025.

Investing Activities

Cash used in investing activities decreased by $6,987 compared to 2025. The decrease was attributed to the full repayment and extinguishment of the base purchase price of the consideration payable to Glencore for the acquisition of Sinchi Wayra in 2025. This was offset by an increase in capital expenditures of $2,583 during the quarter.

The Company continues to invest in marketable securities that are held with Stifel Bank, which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia. The Company reinvested its $7,050 proceeds from disposals during the period into purchases of additional securities for the same amount

Financing Activities

For the three months ended March 31, 2026, cash used by financing activities was $471, compared to a net amount provided of $7,366 in 2025. During the current quarter, the Company received $24,347 from the proceeds of loans and repaid $25,445 on those loans and lease liabilities, compared to $33,555 and $26,189 respectively during 2025.

Proceeds from the exercise of stock options were $627, compared to $nil in 2025.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the San Lucas Promissory Notes Issuance program. The Company is fully compliant with all financial covenants stipulated in the agreement.

Liquidity, Capital Resources and Contractual Obligations (continued)

Contractual Obligations

The expected maturity of the Company’s contractual obligations as at March 31, 2026 are outlined below:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	42,174	6,606	-	-	49,320
Consideration payable - CVR & additional payments	2,319	5,372	11,927	6,840	26,458
Loans payable	48,627	215	-	-	48,842
Lease payments	39	35	35	-	109
	93,699	12,228	11,962	6,840	124,729

Liquidity Outlook

The Company believes that the cash on hand, combined with expected operating cash flows, will be sufficient to meet operating requirements as they arise for at least the next 12 months. With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth.

Off-balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Transactions with Related Parties

During the three months ended March 31, 2026 and 2025, the Company incurred the following charges for directors, officers, and other members of key management of the Company, as well as for companies controlled by directors and officers of the Company:

	Three months ended March 31,
	2026	2025
Management and consulting fees	695	682
Share-based compensation	395	149
	1,090	831

Of the $695 in management and consulting fees incurred with related parties during the three months ended March 31, 2026, $57 (2025 - $56) was related to directors’ fees and $638 (2025 - $626) was related to management fees.

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Other than the amounts disclosed above, there was no other compensation paid or payable to key management for employee services for the reported periods.

Subsequent Events

Refer to note 10(d) of the condensed interim consolidated financial statements for the three months ended March 31, 2026 and 2025 for a description of the subsequent event related to the additional offering of promissory notes.

Material Accounting Estimates and Judgments

In preparing the accompanying consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Management reviews estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that have been made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying unaudited condensed interim consolidated financial statements are presented in our audited financial statements for the year ended December 31, 2025.

Accounting Policies Including Changes in Accounting Policies and Initial Adoption

Refer to Note 3 of the 2025 annual audited consolidated financial statements for a detailed discussion.

Financial Instruments and Other Instruments

The carrying amounts of the Company’s financial assets and financial liabilities by category are as follows:

March 31, 2026	Amortized cost	FVTPL	FVTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	42,651	-	-	42,651
Marketable securities	-	-	22,232	22,232
Trade and other receivables	21,872	31,117	-	52,989
	64,523	31,117	22,232	117,872
Financial liabilities
Trade payables and accrued liabilities	49,320	-	-	49,320
Consideration payable	-	19,278	-	19,278
Loans payable	48,842	-	-	48,842
Other liabilities	19,245	-	-	19,245
	117,407	19,278	-	136,685

December 31, 2025	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	44,267	-	-	44,267
Marketable securities	-	-	22,462	22,462
Trade and other receivables	22,977	20,371	-	43,348
	67,244	20,371	22,462	110,077
Financial liabilities
Trade payables and accrued liabilities	54,569	-	-	54,569
Consideration payable	-	20,243	-	20,243
Loans payable	51,986	-	-	51,986
Other liabilities	23,598	-	-	23,598
	130,153	20,243	-	150,396

Financial Instruments and Other Instruments

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities;
●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: Inputs for the asset or liability based on unobservable market data.

Financial Instruments and Other Instruments (continued)

The carrying values of cash, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

Marketable securities consist of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as other income/expense.

The securities are held with Steifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 10(a) of the condensed interim consolidated financial statements). Although the securities held can be readily converted to cash they are restricted to the extent that the amounts serve as collateral. The Standby Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,800 and expires on March 26, 2026, and automatically renews each year. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	March 31, 2026			December 31, 2025
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Marketable securities	22,232	-	-	-	-	-
Trade and other receivables	-	31,117	-	-	20,371	-
	22,232	31,117	-	-	20,371	-

Liabilities
Consideration payable	-	-	19,278	-	-	20,243
	-	-	19,278	-	-	20,243

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that as at December 31, 2025.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Financial Instruments and Other Instruments (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc and lead concentrates produced by all of the Company’s mines and the San Lucas trading business. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2026, the Company had receivable balances associated with buyers of its concentrates of $31,117 (December 31, 2025 - $20,371). The Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	March 31, 2026	December 31, 2025
	$	$
Cash	42,651	44,267
Marketable securities	22,232	22,462
Trade and other receivables	52,990	43,348

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. Other than as set out in the above table, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	42,174	6,606	-	-	49,320
Consideration payable - CVR & additional payments	2,319	5,372	11,927	6,840	26,458
Loans payable	48,627	215	-	-	48,842
Lease payments	39	35	35	-	109
	93,699	12,228	11,962	6,840	124,729

Financial Instruments and Other Instruments (continued)

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the US dollar and the Mexican peso and the US dollar and the Canadian dollar, respectively, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $178, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $146, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately $(37).

The Company’s financial assets and liabilities as at March 31, 2026 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	1,486	24,181	15,866	1,118	42,651
Marketable securities	-	-	22,232	-	22,232
Trade and other receivables	34	20,752	32,110	93	52,989
	1,520	44,933	70,208	1,211	117,872

Financial liabilities
Trade payables and accrued liabilities	254	29,566	3,769	15,731	49,320
Consideration payable	-	-	19,278	-	19,278
Loans payable	-	48,842	-	-	48,842
Other liabilities	-	10,265	6,901	2,079	19,245
	254	88,673	29,948	17,810	136,685
Net financial assets (liabilities)	1,266	(43,740)	40,260	(16,599)	(18,813)

Interest rate risk

The fair values and future cash flows of the Company will fluctuate because of changes in market interest rates generating interest rate risk. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at March 31, 2026, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at March 31, 2026, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $489.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

Outstanding Share Data

As at the date of this report, the Company has 92,740,699 common shares issued and outstanding, 1,331,456 common shares issuable under stock options, 266,915 common shares issuable under restricted share units, 125,000 common shares issuable under performance share units, 168,750 common shares issuable under deferred share units.

On December 10, 2025 the Company consolidated its issued and outstanding common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares. The number of issued and outstanding shares, options, warrants, DSUs, RSUs and PSUs, and any per share amounts in these financial statements have been retrospectively restated in notes 10, 13, and 23 for all periods presented unless otherwise stated.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about the timely disclosure of that information.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Measures

Silver and Zinc Equivalent Production Figures

Commencing Q1 2026, the Company modified its production disclosure to include Zinc Equivalent tonnes produced and has updated the method of calculating Silver Equivalent Ounces produced. The Company considers silver equivalent (“AgEq”) ounces and zinc equivalent (“ZnEq”) tonnes to be useful production metrics for evaluating its multi-metal production profile but they should be considered only supplemental. These measures are commonly used in the mining industry as reference metrics to facilitate period-over-period comparisons and, where relevant, benchmarking against industry peers. The metrics should be viewed as supplemental to, and not a substitute for the actual metal production volumes disclosed for each metal.

AgEq ounces and ZnEq tonnes are calculated by applying conversion factors that normalize the value of each non-reference metal to the selected reference metal. For AgEq ounces, the values of zinc, lead, and copper are converted into silver equivalent ounces. For ZnEq tonnes, the values of silver, lead, and copper are converted into zinc equivalent tonnes. Each conversion factor is derived from the ratio of the in-situ metal value of the contained fine metal to the price of the reference metal used in the equivalency calculation. The denominator used to calculate silver equivalent ounces is the silver price, while the denominator used to calculate zinc equivalent tonnes is the zinc price. This methodology expresses multi-metal production in a common unit of measure. Since the silver price and zinc price are the denominators in each metric, price variations of these metals can significantly affect the result, especially when one metal price changes significantly relative to the other metal prices.

Non-GAAP Measures (continued)

The metal prices used in the calculation of AgEq and ZnEq are based on the average quarterly prices quoted on the London Metal Exchange (“LME”). Previously, the Company used budgeted metal prices which were only updated annually. The Company considers that it is more appropriate to use the quarter’s actual prices to determine the period’s AgEq and ZnEq production volumes to better reflect production results in the context of volatile market prices. Previously reported AgEq ounces produced have been updated using the period’s corresponding quarterly average LME prices instead of the budgeted prices which were previously used.

Metal Prices	Silver	Zinc	Lead	Copper
	$	$	$	$
Average Q1-LME - 2026	84.39	3,243	1,931	12,852
Average Q4-LME - 2025	54.83	3,165	1,971	11,100
Average Q1-LME - 2025	31.91	2,838	1,970	9,346

The methods used by the Company to calculate these equivalencies may differ from those used by other companies reporting similar metrics and may not be directly comparable. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for performance measures prepared in accordance with IFRS.

Cash costs, all -in sustaining costs, average realized price and mining and ore processing margin

The Company has included certain non-GAAP performance measures throughout this MD&A including cash cost per tonne milled, cash cost per silver ounce sold, cash cost per zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce sold, all-in sustaining cost (“AISC”) per zinc tonne sold, average realized price per silver ounce sold, average realized price per zinc tonne sold, mining/ore processing margin per silver ounce sold, mining/ore processing margin per zinc tonne sold, and adjusted EBITDA each as defined in this section.

These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash cost of production per tonne milled, cash cost per silver ounce sold, cash cost per zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce sold, all-in sustaining cost (“AISC”) per zinc tonne sold

The non-GAAP measures of cash cost per silver ounce sold and cash cost per zinc tonne sold and cash cost of production per tonne milled are used by the Company to manage and evaluate operating performance at respective mining operations and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. cash costs are calculated based on the cash operating costs at the respective mining operations and, in the case of cash cost per silver ounce sold and cash cost per zinc tonne sold, also include the third party concentrate treatment, smelting and refining cost.

Management of the Company believes that the Company’s ability to control the cash cost per silver ounce and zinc tonne sold and cash cost of production per tonne milled are three of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low cash cost of production per tonne milled, when taken in connection with effective management of mining dilution, will improve the cash cost per silver ounce and zinc tonne produced. Having a low-cost base per silver ounce and zinc tonne of production allows the Company to continue operating during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, low-cost operations offer a better opportunity to generate positive cash-flows, which improves the Company’s financial condition. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and are relevant metrics used to understand the Company’s operating profitability and ability to generate cash-flow.

Non-GAAP Measures (continued)

To facilitate a better understanding of these measures as calculated by the Company, the following tables provides a detailed reconciliation between the cash cost per silver ounce sold, cash cost per zinc tonne sold and the cash cost of production per tonne milled, and the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

The company’s operations are poly-metallic whereby each tonne of ore milled generates primarily payable ounces of silver and tonnes of zinc but also generates payable tonnes of lead and copper. The combined revenues of lead and copper are incidental to our primary metal production of silver and zinc because they generate less than 10% of total revenues. Lead and copper concentrate is produced primarily to obtain the silver contained within so the Company has adopted the practice of calculating the net cost of producing an ounce of silver, after deducting revenues gained from incidental by-product production of lead and copper. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

The company’s primary payable metals are silver ounces and zinc tonnes, the revenue generated by each metal varies depending on prevailing metal prices but because one metal generates greater than 30% of the total revenues, the Company has concluded that reporting costs as co-products by silver ounces sold and zinc tonnes sold is the most appropriate way to assess the performance of its operations. The total tonnes of ore milled in the period generates silver and zinc payable metals, the ratio of payable silver and zinc produced from each tonne milled is used to allocate each period’s production costs between silver ounces sold and zinc tonnes sold. The company calculates the tonnes milled to payable silver and zinc for each operation and for each period separately in order to most appropriately allocate costs between each primary metal for the purposes of determining the cash cost per silver ounce and zinc tonne sold.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in September 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its mining operations.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, sustaining share-based payments, and reclamation cost accretion. The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements.”

The Company believes that the AISC measure represents the total sustainable costs of producing silver and zinc from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and zinc production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Non-GAAP Measures (continued)

Mining Operations - Cash costs per silver ounce or zinc tonne sold

Cash costs per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled. The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our condensed interim consolidated financial statements.

Consolidated

	Three Months Ended March 31, 2026
	Silver	Zinc	Total
Cost of sales	21,664	21,230	42,894
Transportation and other selling cost	(2,501)	(2,483)	(4,984)
Royalty	(2,299)	(2,390)	(4,689)
Inventory change	568	476	1,044
Cash cost of production (A)	17,431	16,833	34,265
Cost of sales	21,664	21,230	42,894
Concentrate treatment, smelting and refining cost	3,489	3,281	6,770
By-product lead revenue	(3,482)	-	(3,482)
By-product copper revenue	(3,839)	-	(3,839)
Cash cost of silver ounce or zinc tonne sold (B)	17,831	24,512	42,343
Sustaining capital expenditures	5,938	5,866	11,804
General and administrative expenses	3,204	2,904	6,108
Accretion of decommissioning and restoration provision	576	562	1,137
All-in sustaining cost (C)	27,549	33,843	61,392
Material processed (tonnes milled) (D)			393,010
Silver ounces or zinc tonnes sold (E)	871,752	12,402
Cash cost per silver ounce or zinc tonne sold (B/E)	20.45	1,976
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	31.60	2,729
Cash cost of production per tonne milled (A/D)			87.19

	Three Months Ended March 31, 2025
	Silver	Zinc	Total
Cost of sales	18,031	16,697	34,728
Transportation and other selling cost	(2,892)	(2,572)	(5,464)
Royalty	(1,047)	(922)	(1,969)
Inventory change	(815)	(751)	(1,566)
Cash cost of production (A)	13,277	12,453	25,729
Cost of sales	18,031	16,697	34,728
Concentrate treatment, smelting and refining cost	4,742	4,483	9,225
By-product lead revenue	(4,056)	-	(4,056)
By-product copper revenue	(2,228)	-	(2,228)
Cash cost of silver ounce or zinc tonne sold (B)	16,489	21,180	37,669
Sustaining capital expenditures	4,066	3,912	7,978
General and administrative expenses	2,247	2,098	4,345
Accretion of decommissioning and restoration provision	274	228	502
All-in sustaining cost (C)	23,076	27,418	50,494
Material processed (tonnes milled) (D)			385,078
Silver ounces or zinc tonnes sold (E)	1,288,604	13,254
Cash cost per silver ounce or zinc tonne sold (B/E)	12.80	1,598
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	17.91	2,069
Cash cost of production per tonne milled (A/D)			66.82

Non-GAAP Measures (continued)

Bolivar Mine

	Three Months Ended March 31, 2026
	Silver	Zinc	Total
Cost of sales	5,706	6,435	12,141
Transportation and other selling cost	(668)	(753)	(1,421)
Royalty	(930)	(1,048)	(1,978)
Inventory change	(77)	(87)	(164)
Cash cost of production (A)	4,032	4,546	8,578
Cost of sales	5,706	6,435	12,141
Concentrate treatment, smelting and refining cost	480	541	1,021
By-product lead revenue	(225)	-	(225)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	5,961	6,976	12,936
Sustaining capital expenditures	1,806	2,037	3,843
General and administrative expenses	350	394	744
Accretion of decommissioning and restoration provision	131	148	279
All-in sustaining cost (C)	8,248	9,554	17,802
Material processed (tonnes milled) (D)			65,044
Silver ounces or zinc tonnes sold (E)	189,404	3,065
Cash cost per silver ounce or zinc tonne sold (B/E)	31.47	2,276
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	43.55	3,117
Cash cost of production per tonne milled (A/D)			131.88

	Three Months Ended March 31, 2025
	Silver	Zinc	Total
Cost of sales	4,406	3,605	8,010
Transportation and other selling cost	(942)	(770)	(1,712)
Royalty	(425)	(347)	(772)
Inventory change	(255)	(208)	(463)
Cash cost of production (A)	2,785	2,278	5,063
Cost of sales	4,406	3,605	8,010
Concentrate treatment, smelting and refining cost	1,063	869	1,932
By-product lead revenue	(490)	-	(490)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	4,978	4,474	9,452
Sustaining capital expenditures	932	763	1,695
General and administrative expenses	345	282	627
Accretion of decommissioning and restoration provision	59	49	108
All-in sustaining cost (C)	6,315	5,567	11,882
Material processed (tonnes milled) (D)			62,356
Silver ounces or zinc tonnes sold (E)	473,966	3,668
Cash cost per silver ounce or zinc tonne sold (B/E)	10.50	1,220
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	13.32	1,518
Cash cost of production per tonne milled (A/D)			81.19

Non-GAAP Measures (continued)

Porco Mine

	Three Months Ended March 31, 2026
	Silver	Zinc	Total
Cost of sales	2,858	2,534	5,392
Transportation and other selling cost	(538)	(477)	(1,014)
Royalty	(424)	(376)	(800)
Inventory change	818	725	1,543
Cash cost of production (A)	2,714	2,407	5,121
Cost of sales	2,858	2,534	5,392
Concentrate treatment, smelting and refining cost	367	326	693
By-product lead revenue	(93)	-	(93)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	3,132	2,860	5,991
Sustaining capital expenditures	270	239	509
General and administrative expenses	327	290	616
Accretion of decommissioning and restoration provision	242	215	457
All-in sustaining cost (C)	3,970	3,603	7,573
Material processed (tonnes milled) (D)			45,297
Silver ounces or zinc tonnes sold (E)	66,274	2,391
Cash cost per silver ounce or zinc tonne sold (B/E)	47.25	1,196
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	59.90	1,507
Cash cost of production per tonne milled (A/D)			113.05

	Three Months Ended March 31, 2025
	Silver	Zinc	Total
Cost of sales	2,968	1,897	4,865
Transportation and other selling cost	(650)	(416)	(1,066)
Royalty	(219)	(140)	(359)
Inventory change	(95)	(61)	(156)
Cash cost of production (A)	2,003	1,281	3,284
Cost of sales	2,968	1,897	4,865
Concentrate treatment, smelting and refining cost	614	392	1,006
By-product lead revenue	(518)	-	(518)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	3,063	2,290	5,353
Sustaining capital expenditures	295	189	484
General and administrative expenses	247	158	405
Accretion of decommissioning and restoration provision	112	72	184
All-in sustaining cost (C)	3,718	2,708	6,426
Material processed (tonnes milled) (D)			47,501
Silver ounces or zinc tonnes sold (E)	143,689	2,069
Cash cost per silver ounce or zinc tonne sold (B/E)	21.32	1,107
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	25.87	1,309
Cash cost of production per tonne milled (A/D)			69.14

Non-GAAP Measures (continued)

Caballo Blanco Group

	Three Months Ended March 31, 2026
	Silver	Zinc	Total
Cost of sales	4,186	4,357	8,543
Transportation and other selling cost	(673)	(700)	(1,373)
Royalty	(824)	(858)	(1,682)
Inventory change	(62)	(65)	(127)
Cash cost of production (A)	2,627	2,734	5,361
Cost of sales	4,186	4,357	8,543
Concentrate treatment, smelting and refining cost	467	486	953
By-product lead revenue	(1,130)	-	(1,130)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	3,523	4,843	8,366
Sustaining capital expenditures	1,067	1,110	2,177
General and administrative expenses	379	394	773
Accretion of decommissioning and restoration provision	128	133	261
All-in sustaining cost (C)	5,096	6,481	11,577
Material processed (tonnes milled) (D)			58,999
Silver ounces or zinc tonnes sold (E)	224,420	3,025
Cash cost per silver ounce or zinc tonne sold (B/E)	15.70	1,601
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	22.71	2,142
Cash cost of production per tonne milled (A/D)			90.87

	Three Months Ended March 31, 2025
	Silver	Zinc	Total
Cost of sales	2,422	2,624	5,046
Transportation and other selling cost	(759)	(823)	(1,582)
Royalty	(350)	(379)	(729)
Inventory change	82	89	171
Cash cost of production (A)	1,395	1,511	2,906
Cost of sales	2,422	2,624	5,046
Concentrate treatment, smelting and refining cost	717	777	1,494
By-product lead revenue	(693)	-	(693)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	2,446	3,401	5,847
Sustaining capital expenditures	141	153	294
General and administrative expenses	345	374	719
Accretion of decommissioning and restoration provision	40	44	84
All-in sustaining cost (C)	2,973	3,971	6,944
Material processed (tonnes milled) (D)			51,648
Silver ounces or zinc tonnes sold (E)	247,592	3,100
Cash cost per silver ounce or zinc tonne sold (B/E)	9.88	1,097
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	12.01	1,281
Cash cost of production per tonne milled (A/D)			56.27

Non-GAAP Measures (continued)

Zimapan Mine

	Three Months Ended March 31, 2026
	Silver	Zinc	Total
Cost of sales	8,914	7,904	16,818
Transportation and other selling cost	(623)	(552)	(1,176)
Royalty	(122)	(108)	(230)
Inventory change	(110)	(98)	(208)
Cash cost of production (A)	8,058	7,146	15,205
Cost of sales	8,914	7,904	16,818
Concentrate treatment, smelting and refining cost	2,175	1,929	4,104
By-product lead revenue	(2,034)	-	(2,034)
By-product copper revenue	(3,839)		(3,839)
Cash cost of silver ounce or zinc tonne sold (B)	5,216	9,833	15,049
Sustaining capital expenditures	2,796	2,479	5,275
General and administrative expenses	985	873	1,858
Accretion of decommissioning and restoration provision	75	66	141
All-in sustaining cost (C)	9,071	13,252	22,323
Material processed (tonnes milled) (D)			223,670
Silver ounces or zinc tonnes sold (E)	391,654	3,921
Cash cost per silver ounce or zinc tonne sold (B/E)	13.32	2,508
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	23.16	3,380
Cash cost of production per tonne milled (A/D)			67.98

	Three Months Ended March 31, 2025
	Silver	Zinc	Total
Cost of sales	8,235	8,572	16,807
Transportation and other selling cost	(541)	(563)	(1,104)
Royalty	(53)	(56)	(109)
Inventory change	(547)	(571)	(1,118)
Cash cost of production (A)	7,094	7,382	14,476
Cost of sales	8,235	8,572	16,807
Concentrate treatment, smelting and refining cost	2,349	2,444	4,793
By-product lead revenue	(2,355)	-	(2,355)
By-product copper revenue	(2,228)	-	(2,228)
Cash cost of silver ounce or zinc tonne sold (B)	6,001	11,016	17,017
Sustaining capital expenditures	2,697	2,808	5,505
General and administrative expenses	789	822	1,611
Accretion of decommissioning and restoration provision	62	64	126
All-in sustaining cost (C)	9,550	14,709	24,259
Material processed (tonnes milled) (D)			223,573
Silver ounces or zinc tonnes sold (E)	423,357	4,417
Cash cost per silver ounce or zinc tonne sold (B/E)	14.17	2,494
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	22.56	3,330
Cash cost of production per tonne milled (A/D)			64.75

Non-GAAP Measures (continued)

Mining Operations - Average realized price per silver ounce and zinc tonne sold

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the Average realized price per ounce of silver equivalents sold.

Consolidated(1) Average realized price per silver ounce or zinc tonne sold

	Three months ended March 31, 2026
	Silver	Zinc
Revenues	51,649	35,314
Add back: Treatment, smelting and refining charges	3,531	3,325
Gross Revenues	55,181	38,639
Silver Ounces or Zinc Tonnes Sold	871,752	12,402
Average realized price per silver ounce or zinc tonne sold (2)	63.30	3,116
Average market price per ounce of silver / zinc tonne	84.33	3,270

	Three months ended March 31, 2025
	Silver	Zinc
Revenues	31,077	32,457
Add back: Treatment, smelting and refining charges	4,742	4,483
Gross Revenues	35,819	36,940
Silver Ounces or Zinc Tonnes Sold	1,288,604	13,254
Average realized price per silver ounce or zinc tonne sold (2)	27.80	2,787
Average market price per ounce of silver / zinc tonne	31.88	2,872

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Bolivar(1) Average realized price per silver ounce or zinc tonne sold

	Three months ended March 31, 2026
	Silver	Zinc
Revenues	11,060	9,745
Add back: Treatment, smelting and refining charges	480	541
Gross Revenues	11,540	10,286
Silver Ounces or Zinc Tonnes Sold	189,404	3,065
Average realized price per silver ounce or zinc tonne sold (2)	60.93	3,356
Average market price per ounce of silver / zinc tonne	84.33	3,270

	Three months ended March 31, 2025
	Silver	Zinc
Revenues	11,106	9,723
Add back: Treatment, smelting and refining charges	1,063	869
Gross Revenues	12,169	10,592
Silver Ounces or Zinc Tonnes Sold	473,966	3,668
Average realized price per silver ounce or zinc tonne sold (2)	25.67	2,888
Average market price per ounce of silver / zinc tonne	31.88	2,872

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Porco(1) Average realized price per silver ounce or zinc tonne sold

	Three months ended March 31, 2026
	Silver	Zinc
Revenues	2,968	6,942
Add back: Treatment, smelting and refining charges	373	331
Gross Revenues	3,341	7,273
Silver Ounces or Zinc Tonnes Sold	66,274	2,391
Average realized price per silver ounce or zinc tonne sold (2)	50.41	3,042
Average market price per ounce of silver / zinc tonne	84.33	3,270

	Three months ended March 31, 2025
	Silver	Zinc
Revenues	4,136	5,532
Add back: Treatment, smelting and refining charges	614	392
Gross Revenues	4,749	5,925
Silver Ounces or Zinc Tonnes Sold	143,689	2,069
Average realized price per silver ounce or zinc tonne sold (2)	33.05	2,864
Average market price per ounce of silver / zinc tonne	31.88	2,872

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

(2)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Caballo Blanco Group Average realized price per silver ounce or zinc tonne sold

	Three months ended March 31, 2026
	Silver	Zinc
Revenues	14,263	9,093
Add back: Treatment, smelting and refining charges	503	524
Gross Revenues	14,767	9,617
Silver Ounces or Zinc Tonnes Sold	224,420	3,025
Average realized price per silver ounce or zinc tonne sold (1)	65.80	3,179
Average market price per ounce of silver / zinc tonne	84.33	3,270

	Three months ended March 31, 2025
	Silver	Zinc
Revenues	5,873	8,541
Add back: Treatment, smelting and refining charges	717	777
Gross Revenues	6,590	9,318
Silver Ounces or Zinc Tonnes Sold	247,592	3,100
Average realized price per silver ounce or zinc tonne sold (1)	26.62	3,006
Average market price per ounce of silver / zinc tonne	31.88	2,872

(1)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Zimapan Mine Average realized price per silver ounce or zinc tonne sold

	Three months ended March 31, 2026
	Silver	Zinc
Revenues	23,359	9,534
Add back: Treatment, smelting and refining charges	2,175	1,929
Gross Revenues	25,534	11,463
Silver Ounces or Zinc Tonnes Sold	391,654	3,921
Average realized price per silver ounce or zinc tonne sold (1)	65.19	2,924
Average market price per ounce of silver / lzinc tonne	84.33	3,270

	Three months ended March 31, 2025
	Silver	Zinc
Revenues	9,963	8,660
Add back: Treatment, smelting and refining charges	2,349	2,444
Gross Revenues	12,311	11,105
Silver Ounces or Zinc Tonnes Sold	423,357	4,417
Average realized price per silver ounce or zinc tonne sold (1)	29.08	2,514
Average market price per ounce of silver / zinc tonne	31.88	2,872

(1)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Realized mining margin for silver ounces and zinc tonnes sold

The realized mining margin is used to evaluate the profitability of the Company’s operations. The realized mining margin is calculated by subtracting the All-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold from the Average realized price per silver ounce or zinc tonne sold.

	Three months ended March 31, 2026
	Bolivar	Porco	Caballo Blanco Group	Zimapan	Consolidated
Average realized price per silver ounce sold	60.93	50.41	65.80	65.19	63.30
All-in sustaining cost per silver ounce sold	43.55	59.90	22.71	23.16	31.60
Effective margin per silver ounce sold	17.38	(9.49)	43.09	42.03	31.70

Average realized price per zinc tonne sold	3,356	3,042	3,179	2,924	3,116
All-in sustaining cost per zinc tonne sold	3,117	1,507	2,142	3,380	2,729
Effective margin per zinc tonne sold	239	1,535	1,037	(456)	387

	Three months ended March 31, 2025
	Bolivar	Porco	Caballo Blanco Group	Zimapan	Consolidated
Average realized price per silver ounce sold	25.67	33.05	26.62	29.08	27.80
All-in sustaining cost per silver ounce sold	13.32	25.87	12.01	22.56	17.91
Effective margin per silver ounce sold	12.35	7.18	14.61	6.52	9.89

Average realized price per zinc tonne sold	2,888	2,864	3,006	2,514	2,787
All-in sustaining cost per zinc tonne sold	1,518	1,309	1,281	3,330	2,069
Effective margin per zinc tonne sold	1,370	1,555	1,725	(816)	718

Non-GAAP Measures (continued)

Realized ore processing margin for silver ounces and zinc tonnes sold

The key metric for evaluating the performance and profitability of ore processing operations is the realized ore processing margin. The realized ore processing margin is calculated by subtracting the All-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold from the Average realized price per silver ounce or zinc tonne sold. The non-GAAP measures of cash cost per silver ounce sold and zinc tonne sold and the AISC per silver ounce or zinc tonne sold for Ore Processing operations are calculated based upon the same basis as those used to calculate the same metrics for mining operations.

Readers should be cautioned that the cash cost, AISC and cash cost per Tonne Milled are not key metrics for evaluating the performance of our ore processing operations because ore is purchased from third-party miners who are paid based upon the metal content and prevailing market prices at the time of purchase. The cash cost per silver ounce sold and zinc tonne sold and the AISC per silver ounce or zinc tonne sold should not be compared to or consolidated with the results from the Mining operations because of the difference in the process.

The cash cost and AISC per silver ounce sold and zinc tonne sold are presented below only to help the reader understand how the realized ore processing margin has been calculated and they should not be evaluated or compared with the metrics from the mining operations.

San Lucas provides Santacruz with an important strategic advantage by supplying third-party ore feed to existing processing plants, helping maintain high plant utilization and support more stable operating performance. By keeping processing facilities closer to full capacity, San Lucas contributes to better absorption of fixed costs across the production base, which can improve unit cost efficiency and strengthen margins. In addition, the business provides operational flexibility by allowing the Company to supplement mine production with externally sourced material when appropriate, while generating margin-based returns tied to processing capacity, metallurgical recoveries, and disciplined ore purchasing. This model enhances the overall resilience of the Company’s operating platform and supports a more efficient use of existing infrastructure.

The Company believes the realized ore processing margin provides investors and analysts with useful information about the Company’s underlying operating performance from its Ore processing operations.

San Lucas realized ore processing margin

	Three months ended March 31,
	2026	2025
Average realized price per silver ounce sold	49.86	22.80
All-in sustaining cost per silver ounce sold	49.21	21.79
Effective margin per silver ounce sold	0.65	1.02

Average realized price per zinc tonne sold	3,081	2,841
All-in sustaining cost per zinc tonne sold	2,585	1,191
Effective margin per zinc tonne sold	497	1,650

Non-GAAP Measures (continued)

To facilitate a better understanding of how the realized ore processing margin is calculated, the following tables provides a detailed reconciliation between the cash cost per silver ounce and zinc tonnes sold, the average realized price per silver ounce and zinc tonne sold along with the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

Ore processing - Average realized price per silver ounce and zinc tonne sold

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the Average realized price per ounce of silver equivalents sold.

San Lucas ore processing average realized prices per silver ounce and zinc tonne sold

	Three months ended March 31, 2026
	Silver	Zinc
Revenues	29,711	18,046
Add back: Treatment, smelting and refining charges	1,943	914
Gross Revenues	31,654	18,960
Silver Ounces or Zinc Tonnes Sold	634,875	6,153
Average realized price per silver ounce or zinc tonne sold (1)	49.86	3,081
Average market price per ounce of silver / lead tonne	84.33	3,270

	Three months ended March 31, 2025
	Silver	Zinc
Revenues	6,211	10,747
Add back: Treatment, smelting and refining charges	341	228
Gross Revenues	6,553	10,975
Silver Ounces or Zinc Tonnes Sold	287,373	3,863
Average realized price per silver ounce or zinc tonne sold (1)	22.80	2,841
Average market price per ounce of silver / lead tonne	31.88	2,872

(1)	Average realized price per ounce of silver ounce or zinc tonne sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Non-GAAP Measures (continued)

Ore Processing - cash cost per silver ounce or zinc tonne sold, all-in sustaining cost (“AISC”) per silver ounce or zinc tonne sold, and cash cost of production per tonne milled

The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our condensed interim consolidated financial statements.

San Lucas or processing cash cost

	Three Months Ended March 31, 2026
	Silver	Zinc	Total
Cost of sales	29,969	14,103	44,071
Transportation and other selling cost	(1,805)	(849)	(2,654)
Royalty	(2,034)	(957)	(2,992)
Inventory change	6,612	3,111	9,723
Cash cost of production (A)	32,741	15,408	48,149
Cost of sales	29,969	14,103	44,071
Concentrate treatment, smelting and refining cost	1,994	938	2,933
By-product lead revenue	(2,555)	-	(2,555)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	29,408	15,041	44,449
Sustaining capital expenditures	304	143	447
General and administrative expenses	1,456	685	2,141
Accretion of decommissioning and restoration provision	74	35	109
All-in sustaining cost (C)	31,242	15,904	47,146
Material processed (tonnes milled) (D)			94,767
Silver ounces or zinc tonnes sold (E)	634,875	6,153
Cash cost per silver ounce or zinc tonne sold (B/E)	46.32	2,445
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	49.21	2,585
Cash cost of production per tonne milled (A/D)			508.07

Non-GAAP Measures (continued)

	Three Months Ended March 31, 2025
	Silver	Zinc	Total
Cost of sales	6,029	4,019	10,048
Transportation and other selling cost	(774)	(516)	(1,290)
Royalty	(186)	(124)	(310)
Inventory change	218	146	364
Cash cost of production (A)	5,287	3,525	8,812
Cost of sales	6,029	4,019	10,048
Concentrate treatment, smelting and refining cost	341	228	569
By-product lead revenue	(865)	-	(865)
By-product copper revenue	-	-	-
Cash cost of silver ounce or zinc tonne sold (B)	5,505	4,247	9,752
Sustaining capital expenditures	56	26	82
General and administrative expenses	673	316	989
Accretion of decommissioning and restoration provision	27	13	40
All-in sustaining cost (C)	6,261	4,602	10,863
Material processed (tonnes milled) (D)			86,695
Silver ounces or zinc tonnes sold (E)	287,373	3,863
Cash cost per silver ounce or zinc tonne sold (B/E)	19.16	1,099
All-in sustaining cost per silver ounce or zinc tonne sold (C/E)	21.79	1,191
Cash cost of production per tonne milled (A/D)			101.64

Non-GAAP Measures (continued)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure in which net income is adjusted for income tax expense, interest income, interest expense, amortization and depletion, and impairment charges, foreign exchange gains or losses, unrealized losses or gains on marketable securities, share-based payments expense, accretion expense, changes in fair value of consideration payable and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses.

Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.

The Company discloses Adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of Adjusted EBITDA for the three months ended March 31, 2026 and 2025.

	Three months ended March 31,
	2026	2025

Net income for the period	28,470	9,451
Income tax expense	16,439	19,706
Interest income	(377)	(316)
Interest expense, carrying and finance charges	875	251
Depreciation, depletion and amortization	7,297	4,577
Foreign exchange gain	(7,042)	(6,234)
Share-based compensation expense	529	159
Accretion expense (income)	327	(71)
Loss (gain) on re-estimation of cash flows related to CAPEX receivable	(965)	1,945
Other income	(2,985)	(1,952)
Adjusted EBITDA	42,568	27,516

Cautionary Note Regarding Forward-looking Information

Certain of the statements and information in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intends”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; the expected timing for release of forecasts for 2026, including our estimated production of silver, zinc, lead and copper, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable to Glencore pursuant to the Term Sheet; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the CVR Payments and Additional Payments; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of this MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOB and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour;

Cautionary note regarding forward-looking information (continued)

the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca.

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